Exhibit 12.1

D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	For the Fiscal Years Ended September 30,
	December 31, 2004	2004	2003	2002	2001	2000

Consolidated pretax income before cumulative effect of change in accounting principle	$391,803	$1,582,911	$1,008,162	$647,507	$407,797	$309,224

Minority interests in pretax income of subsidiaries which have incurred fixed charges	—	4,818	8,779	1,283	—	—

Minority interests in pretax losses of majority owned subsidiaries which have incurred losses	(57)	(313)	(911)	(159)	—	—

Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	605	668	—	—

Amortization of capitalized interest	42,857	249,053	219,424	136,142	91,401	69,566

Interest expensed	4,873	17,517	19,507	17,789	17,695	18,680

Earnings	$439,476	$1,853,986	$1,255,566	$803,230	$516,893	$397,470

Interest incurred	$63,351	$250,851	$253,795	$210,557	$139,914	$112,813

Fixed charges	$63,351	$250,851	$253,795	$210,557	$139,914	$112,813

Ratio of earnings to fixed charges	6.94	7.39	4.95	3.81	3.69	3.52